Exhibit 99.1

Third Quarter 2016 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2016 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2016 Report to Shareholders, including our unaudited interim financial statements for the period July 31, 2016, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Third Quarter 2016 Report on the Investors Relations page of www.scotiabank.com.

Third Quarter Highlights on a reported basis (versus Q3, 2015)	Second Quarter Year Third Quarter Year to Date Highlights on a reported basis (versus YTD 2015)
• Net income of $1,959 million, compared to $1,847 million	• Net income of $5,357 million, compared to $5,370 million
• Earnings per share (diluted) of $1.54 compared to $1.45	• Earnings per share (diluted) of $4.20 compared to $4.22
• ROE of 14.8%, compared to 14.7% • Quarterly dividend increase of 2 cents per common share to 74 cents	• ROE of 13.6%, compared to 14.7%
Third Quarter Year to Date Highlights adjusting for the Q2/16 restructuring charge[1] (versus YTD 2015)
• Net income of $5,635 million, compared to $5,370 million
• Earnings per share (diluted) of $4.43 compared to $4.22
• ROE of 14.3%, compared to 14.7%

TORONTO, ONTARIO – (Marketwired – August 30, 2016) – Scotiabank reported third quarter net income of $1,959 million compared to $1,847 million in the same period last year. Diluted earnings per share were $1.54, compared to $1.45 in the same period a year ago. Return on equity was 14.8% compared to 14.7% last year.

"This quarter's very good results were driven by strong operating performances in all three business lines," said Brian Porter, President and CEO of Scotiabank. "All of our businesses continue to grow and deepen customer relationships, which has delivered solid asset, deposit and revenue growth.

"Canadian Banking's earnings grew to $930 million, up 8% compared to the third quarter last year. Continued focus on targeted asset and deposit growth to optimize business mix has contributed to a 13 basis point increase in margin. This combined with efforts to reduce structural costs has led to further improvements in operating leverage and the overall strong results this quarter.

"International Banking had another strong quarter with earnings of $527 million. Earnings increased 9% from last year driven principally by the Pacific Alliance countries of Mexico, Peru, Chile and Colombia. Strong volume growth, improved margins and good expense management all contributed to positive operating leverage. We are very pleased with continued strong quarterly results in International Banking and remain positive about the medium and longer term potential for these markets.

"Global Banking and Markets results improved this quarter with earnings of $421 million reflecting better performance in several businesses including fixed income, corporate banking and investment banking.

"Provision for credit losses declined $181 million from last quarter. The majority of the decline related to lower losses in the energy sector, which is consistent with our previously stated expectations that energy losses had peaked during the last quarter.

"The Bank's Common Equity Tier 1 ratio remains strong and increased to 10.5%. We increased our quarterly dividend by 2 cents to 74 cents per share – a 6% increase from last year.

"Our profitable businesses combined with our strong capital ratios, positions the Bank well to make the necessary investments to better serve our customers, grow our businesses and continue to create value for our shareholders."

1 Refer to "Non-GAAP Measures" section.

Financial results

The 2016 third quarter results are presented below:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2016	2016	2015	2016	2015
Net interest income	$3,602	$3,518	$3,354	$10,639	$9,721
Non-interest income	3,038	3,076	2,770	8,960	8,203
Total revenue	6,640	6,594	6,124	19,599	17,924
Provision for credit losses	571	752	480	1,862	1,391
Non-interest expenses	3,505	3,817	3,334	10,890	9,755
Income tax expense	605	441	463	1,490	1,408
Net income	$1,959	$1,584	$1,847	$5,357	$5,370
Net income attributable to non-controlling interest in subsidiaries	62	61	52	179	139
Net income attributable to equity holders of the Bank	1,897	1,523	1,795	5,178	5,231
Preferred shareholders	37	34	28	99	88
Common shareholders	$1,860	$1,489	$1,767	$5,079	$5,143
Earnings per common share (in dollars)
Basic	$1.55	$1.24	$1.46	$4.22	$4.24
Diluted	$1.54	$1.23	$1.45	$4.20	$4.22

Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of our Third Quarter 2016 Report to Shareholders.

Adjusting for the Q2 2016 restructuring charge:
The table below reflects the impact of the restructuring charge taken in Q2 2016 of $378 million pre-tax ($278 million after tax (1)).

	For the three months ended April 30, 2016			For the nine months ended July 31, 2016
		Restructuring			Restructuring
	Reported	Charge	Adjusted	Reported	Charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$5,357	$278	$5,635
Diluted earnings per share	$1.23	$0.23	$1.46	$4.20	$0.23	$4.43
Return on equity	12.1%	2.3%	14.4%	13.6%	0.7%	14.3%
Productivity ratio	57.9%	(5.7)%	52.2%	55.6%	(2.0)%	53.6%
(1) Calculated using the statutory tax rates of the various jurisdictions.

Business segment review
Canadian Banking
Net income attributable to equity holders was $930 million, an increase of $67 million or 8% over the same quarter last year. An increase in the net interest margin, solid growth from assets and deposits, and the impact of the credit card portfolio acquired from JPMorgan Chase Bank were partially offset by higher non-interest expenses and provision for credit losses.

Net income attributable to equity holders decreased $47 million or 5% over last quarter. Adjusting for the gain on the sale of a non-core lease financing business ("the gain on sale") last quarter, net income increased $53 million or 6%, mainly due to the impact of the longer quarter and growth in both assets and deposits, partly offset by higher non-interest expenses and provision for credit losses.

On a year-to-date basis, net income attributable to equity holders increased $275 million or 11%. Adjusting for the gain on sale, net income increased $175 million or 7%.

International Banking
Net income attributable to equity holders was $527 million, an increase of $42 million or 9% over the same quarter last year, with strong organic and acquisition-driven loan, deposit and fee growth, and positive operating leverage.

Net income attributable to equity holders was up 5% over last quarter, driven by lower provisions for credit losses and margin expansion, partly offset by lower securities gains and the negative impact of foreign currency translation.

On a year-to-date basis, net income attributable to equity holders was $1,532 million, an increase of $183 million or 14%, driven by strong loan, deposit and fee growth in Latin America, contributions from acquisitions, and good expense management delivering positive operating leverage, and the positive impact of foreign currency translation, partly offset by higher provision for credit losses.

Global Banking and Markets
Net income attributable to equity holders was $421 million, an increase of $46 million or 12% over the same quarter last year, driven mainly by higher contributions from fixed income, corporate banking, investment banking and precious metals as well as the positive impact of foreign currency translation. This was partly offset by a higher provision for credit losses and lower results in equities.

Net income attributable to equity holders increased by $98 million or 30% over last quarter. This was mainly due to stronger results in precious metals, fixed income and investment banking, and lower provision for credit losses.

On a year-to-date basis, net income attributable to equity holders was $1,110 million, a decline of $118 million or 10%. Stronger results in the fixed income and commodities businesses and the positive impact of foreign currency translation were more than offset by higher provision for credit losses and lower results in equities.

Other
The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net income attributable to equity holders was $19 million compared to $72 million over the same quarter last year. Lower contributions from asset/liability management activities and higher expenses were partly offset by a higher net gain on investment securities and lower taxes.

Net income attributable to equity holders was $19 million compared to $1 million, after adjusting for the restructuring charges of $378 million ($278 million after tax) last quarter. The increase was mainly due to the positive impact of foreign currency translation, an increase in the collective allowance on performing loans in the prior quarter, and lower taxes. This was partly offset by higher post-retirement benefit costs.

On a year-to-date basis, net income attributable to equity holders was $32 million compared to $147 million last year, after adjusting for the restructuring charges of $378 million ($278 million after tax) in 2016. Lower contributions from asset/liability management activities and the increase in collective allowance on performing loans were partly offset by lower post-retirement benefit costs, the positive impact of foreign currency translation and higher net gains on investment securities.

Credit risk
The provision for credit losses was $571 million, up $91 million or 19% across all business lines, net of higher acquisition-related benefits of $42 million, compared to the same quarter last year. The increase in provisions in Canadian Banking was primarily related to the growth in higher spread retail products. Higher Global Banking and Markets' provisions were primarily related to energy exposures. International Banking's increased provisions are mostly in the commercial portfolio.

The provision for credit losses was down $181 million or 24% from last quarter mainly attributable to decreases in energy sector provisions in Global Banking and Markets and International Banking. Last quarter included an increase of $50 million in the collective allowance against performing loans.

On a year-to-date basis, the provision for credit losses was $1,862 million up $471 million or 34% primarily due to higher provisions related to energy exposures, commercial exposures in International Banking, growth in higher spread retail products in Canadian Banking and the increase in the collective allowance against performing loans, partly offset by higher acquisition-related benefits of $117 million.

Capital ratios
The Bank continues to maintain a strong capital position. The Bank's Common Equity Tier 1 capital ratio of 10.5% increased from 10.1% last quarter, mainly due to strong internal capital generation.

As at July 31, 2016, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2015 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank's annual financial statements (See "Controls and Accounting Policies—Critical accounting estimates" in the Bank's 2015 Annual Report) and updated by this document; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 66 of the Bank's 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Shareholder information

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. For more information on participation in the plan, please contact the transfer agent.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on August 30, 2016, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 30, 2016, to September 14, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 4421684#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com
Media:
Contact the Public, Corporate and Government Affairs Department
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-6806
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Jake Lawrence Scotiabank Investor Relations (416) 866-5712	Rick Roth Scotiabank Public, Corporate and Government Affairs (416) 933-1795